                                                                    Exhibit 99.1


CINTECH SOLUTIONS, INC.
Condensed Financial Statements for the
Three and Six-Months Ended
December 31, 2002 and 2001 and
Independent Accountants' Report

INDEPENDENT ACCOUNTANTS' REPORT

To the Directors of
  Cintech Solutions, Inc.

We have reviewed the accompanying condensed balance sheets of Cintech Solutions, Inc. (the "Company") as of December 31, 2002 and 2001, the related condensed statements of operations for the three months and six months then ended, and the condensed statements of stockholders' equity and cash flows for the six months then ended (all expressed in U.S. dollars). These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytic procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of the Company as of June 30, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated August 23, 2002, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2002 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

"/s/ Deloitte & Touche LLP"

January 17, 2003

CINTECH SOLUTIONS, INC.

CONDENSED BALANCE SHEETS
DECEMBER 31, 2002, JUNE 30, 2002 AND DECEMBER 31, 2001


                                                         DECEMBER 31,                            DECEMBER 31,
ASSETS                                                       2002              JUNE 30,             2001
                                                         (UNAUDITED)             2002            (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents                              $   219,904         $   224,893         $   768,195
  Marketable securities held to maturity                   1,009,067           2,443,024           3,921,938
  Marketable securities available for sale                                       102,030
  Accounts receivable, trade -- (Net of allowance
    of $27,557, $4,824 and $68,152
    at December 31, 2002, June 30, 2002,
    and December 31, 2001, respectively)                     671,791             657,372             591,457
  Inventory                                                   18,611              19,976              11,067
  Prepaid expenses                                           144,002             133,451             126,408
  Income tax receivable                                                          144,000
  Deferred income taxes                                      416,470             418,712             388,753
                                                         -----------         -----------         -----------

            Total current assets                           2,479,845           4,143,458           5,807,818
                                                         -----------         -----------         -----------
FIXED ASSETS:
  Equipment                                                1,365,240           1,367,897           1,381,911
  Furniture and fixtures                                      19,424              19,424               4,198
                                                         -----------         -----------         -----------
            Total                                          1,384,664           1,387,321           1,386,109
  Less accumulated depreciation                           (1,093,949)         (1,042,997)           (948,262)
                                                         -----------         -----------         -----------
            Total fixed assets -- net                        290,715             344,324             437,847
                                                         -----------         -----------         -----------
SOFTWARE DEVELOPMENT COSTS -- Net                          1,754,300           1,927,993           1,931,261
DEFERRED INCOME TAXES                                      1,332,190           1,332,190             858,455
                                                         -----------         -----------         -----------
            Total other assets                             3,086,490           3,260,183           2,789,716
                                                         -----------         -----------         -----------
TOTAL                                                    $ 5,857,050         $ 7,747,965         $ 9,035,381
                                                         ===========         ===========         ===========


                                                 DECEMBER 31,                          DECEMBER 31,
LIABILITIES AND                                     2002               JUNE 30,            2001
STOCKHOLDERS' EQUITY                             (UNAUDITED)            2002           (UNAUDITED)
CURRENT LIABILITIES:
  Accounts payable                              $    99,660         $   154,631         $   238,857
  Accrued liabilities:
    Accrued wages and compensation                  313,537             361,519             435,560
    Other                                           416,375             298,996             268,838
  Deferred maintenance revenue                      691,113             649,330             511,314
                                                -----------         -----------         -----------

Total current liabilities                         1,520,685           1,464,476           1,454,569
                                                -----------         -----------         -----------

STOCKHOLDERS' EQUITY:
  Common stock                                    9,008,724           9,008,724           9,008,289
  Contributed capital                               675,757             675,757             675,757
  Treasury stock                                     (2,290)             (2,290)             (2,290)
  Accumulated deficit                            (5,345,826)         (3,422,859)         (2,100,944)
  Accumulated other comprehensive income                                 24,157
                                                -----------         -----------         -----------
            Total stockholders' equity            4,336,365           6,283,489           7,580,812





TOTAL                                           $ 5,857,050         $ 7,747,965         $ 9,035,381
                                                ===========         ===========         ===========

See notes to condensed financial statements and independent accountants' report.

CINTECH SOLUTIONS, INC.

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THREE-MONTHS AND SIX-MONTHS ENDED DECEMBER 31, 2002 AND 2001

                                                                 FOR THE THREE-MONTHS ENDED         FOR THE SIX-MONTHS ENDED
                                                                         DECEMBER 31,                       DECEMBER 31,
                                                                         ------------                       ------------
                                                                   2002              2001             2002              2001
NET SALES:
  Product sales                                                $   971,450       $ 1,405,630       $ 2,238,205       $ 2,619,737
  Services and other sales                                         364,980           358,143           703,497           757,194
                                                               -----------       -----------       -----------       -----------
        Total net sales                                          1,336,430         1,763,773         2,941,702         3,376,931
                                                               -----------       -----------       -----------       -----------
COST OF PRODUCTS SOLD AND
SERVICES PROVIDED:
  Cost of products sold                                            505,672           409,782         1,059,467           912,597
  Cost of services and other sales                                  34,260            57,853            77,769           135,133
                                                               -----------       -----------       -----------       -----------
        Total cost of products sold and services provided          539,932           467,635         1,137,236         1,047,730
                                                               -----------       -----------       -----------       -----------
GROSS PROFIT                                                       796,498         1,296,138         1,804,466         2,329,201

RESEARCH AND DEVELOPMENT                                           309,907           302,236           573,494           581,006

LEASE TERMINATION COSTS                                                              104,397                             104,397

SELLING, GENERAL AND ADMINISTRATIVE                              1,515,066         1,669,781         3,190,615         3,361,331
                                                               -----------       -----------       -----------       -----------
LOSS FROM OPERATIONS                                            (1,028,475)         (780,276)       (1,959,643)       (1,717,533)

OTHER INCOME                                                        30,216            29,377            36,676            81,209
                                                               -----------       -----------       -----------       -----------

LOSS BEFORE INCOME TAX BENEFIT                                    (998,259)         (750,899)       (1,922,967)       (1,636,324)

INCOME TAX BENEFIT                                                                  (239,148)                           (562,957)
                                                               -----------       -----------       -----------       -----------
NET LOSS                                                       $  (998,259)      $  (511,751)      $(1,922,967)      $(1,073,367)
                                                               ===========       ===========       ===========       ===========

BASIC AND DILUTED LOSS
  PER COMMON SHARE                                             $     (0.08)      $     (0.04)      $     (0.16)      $     (0.09)
                                                               ===========       ===========       ===========       ===========


See notes to condensed financial statements and independent accountants' report.

CINTECH SOLUTIONS, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)
FOR THE SIX-MONTHS ENDED DECEMBER 31, 2002 AND 2001

                                                                                     ACCUMULATED
                                 COMMON                                                OTHER           TOTAL      COMPREHENSIVE
                                  STOCK     CONTRIBUTED  TREASURY    ACCUMULATED    COMPREHENSIVE  STOCKHOLDERS'    NET INCOME
                              NO PAR VALUE    CAPITAL      STOCK       DEFICIT         INCOME         EQUITY          (LOSS)
BALANCE AT JUNE 30, 2001      $ 9,008,289    $ 675,757    $ (2,290)  $ (1,027,577)                  $ 8,654,179

NET LOSS                                                               (1,073,367)                  (1,073,367)
                              -----------    ---------    --------   ------------                  -----------

BALANCE AT DECEMBER 31, 2001  $ 9,008,289    $ 675,757    $ (2,290)  $ (2,100,944)                  $ 7,580,812
                              ===========    =========    ========   ============                  ============

BALANCE AT JUNE 30, 2002      $ 9,008,724    $ 675,757    $ (2,290)  $ (3,422,859)     $ 24,157     $ 6,283,489

NET LOSS                                                               (1,922,967)                  (1,922,967)    $ (1,922,967)

SALE OF AVAILABLE FOR SALE
  SECURITIES                                                                           (24,157)        (24,157)         (24,157)
                              -----------    ---------    --------   ------------      -------     -----------     ------------
                                                                                                                   $ (1,947,124)
                                                                                                                   ============
BALANCE AT DECEMBER 31, 2002  $ 9,008,724    $ 675,757    $ (2,290)  $ (5,345,826)     $    --     $ 4,336,365
                              ===========    =========    ========   ============      =======     ===========

See notes to condensed financial statements and independent accountants' report.

CINTECH SOLUTIONS, INC.

CONDENSED STATEMENTS OF CASH FLOWS  (UNAUDITED)
FOR THE SIX-MONTHS ENDED DECEMBER 31, 2002 AND 2001

                                                                                             2002                2001
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net loss                                                                           $(1,922,967)        $(1,073,367)
                                                                                         -----------         -----------
      Adjustments to reconcile net loss to net cash used in operating activities:
            Depreciation                                                                      79,842              42,251
            Amortization of software development costs                                       429,212             301,329
            Gain on sale of stock received in demutualization                                (28,323)
            Gain on disposal of fixed assets                                                  (2,983)
            Deferred income taxes                                                                               (562,957)
            Provision for doubtful accounts                                                   22,733             (26,806)
            Changes in assets and liabilities:
                  Increase in accounts receivable                                            (37,152)           (263,262)
                  Decrease in income tax receivable                                          144,000
                  Decrease in inventory                                                        1,365              10,320
                  Increase in other assets                                                   (10,551)            (52,563)
                  Increase (decrease) in accounts payable                                    (54,971)            103,938
                  Increase (decrease) in accrued expenses                                     69,397            (112,274)
                  Increase in accrued lease termination costs                                                    113,365
                  Increase (decrease) in deferred maintenance revenue                         41,783            (126,879)
                                                                                         -----------         -----------
                        Total adjustments                                                    654,352            (573,538)
                                                                                         -----------         -----------
                        Net cash used in operating activities                             (1,268,615)         (1,646,905)
                                                                                         -----------         -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Redemption of marketable securities                                                  1,542,395           2,362,203
      Expenditures for software development costs                                           (255,519)           (425,233)
      Proceeds on disposal of fixed assets                                                     2,983              35,000
      Purchase of fixed assets                                                               (26,233)           (198,753)
                                                                                         -----------         -----------
            Net cash provided by investing activities                                      1,263,626           1,773,217
                                                                                         -----------         -----------
NET (DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS                                                                            (4,989)            126,312

CASH AND CASH EQUIVALENTS:
      Beginning of period                                                                    224,893             641,883
                                                                                         -----------         -----------
      End of period                                                                      $   219,904         $   768,195
                                                                                         ===========         ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
      Taxes paid                                                                         $       220         $       185
                                                                                         ===========         ===========
      Tax refunds received                                                               $   149,442
                                                                                         ===========


See notes to condensed financial statements and independent accountants' report.

CINTECH SOLUTIONS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS
AS OF JUNE 30, 2002 AND AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS THEN ENDED (INFORMATION RELATED TO THE THREE AND SIX-MONTHS ENDED DECEMBER 31, 2002 AND 2001 IS UNAUDITED)
--------------------------------------------------------------------------------


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        NATURE OF BUSINESS -- Cintech Solutions, Inc. (the "Company") develops and markets interaction management software to help businesses manage voice and data contacts with their customers, partners, and associates. In concert with the interaction management software, the Company also provides services, such as installation, training, project management, consulting and maintenance support.

        BASIS OF PRESENTATION -- The condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and Rule 10-01 of Regulation S-X and are expressed in United States dollars. There are no significant differences in accounting principles generally accepted in the United States of America and Canada. The information disclosed in the notes to the financial statements included in the Company's Annual Report on Form 10-KSB for the year ended June 30, 2002 has not changed materially unless otherwise disclosed herein. Financial information as of June 30, 2002 included in these condensed financial statements has been derived from the audited financial statements included in that report. In management's opinion all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the interim periods have been made.

        Results of operations are not necessarily indicative of the results that may be expected for future interim periods or for the full year.

        USE OF ESTIMATES -- The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        REVENUE -- Generally, the Company records product and service revenue when the product is shipped and the service is provided. Also, the Company records an estimate of potential future returns of product sold at the time of sale.

        DEFERRED MAINTENANCE REVENUE -- The Company sells product maintenance agreements which provide for no-cost upgrade of software. These agreements normally cover periods ranging from 1-5 years with revenue being recognized on a straight-line basis over the maintenance period.

        WARRANTY RESERVE -- At the time of sale, the Company accrues for warranty costs relating to software replacement or on site support to be provided during the first twelve months following the sale. Costs associated with supporting product under warranty are charged to the reserve instead of current period cost. The reserve is adjusted periodically based upon actual experience.

        Warranty reserve at June 30, 2002                  $ 17,817
              Charges to the reserve                         (5,027)
              Adjustments based on experience                 4,626
                                                           --------

              Warranty reserve at December 31, 2002        $ 17,416
                                                           ========

        DEPRECIATION -- Fixed assets are carried at cost. Depreciation is computed using a straight-line method over the following useful lives:

            Equipment                                        3-5 years
            Furniture and Fixtures                           2-10 years

        During 2002, the Company changed its method of accounting for depreciation from an accelerated method. The effects of such change were not material to the financial statements.

        INVENTORY -- Inventories are valued at the lower of cost or market, with cost being computed using the first-in, first-out method. Inventories consist of:

                                                 DECEMBER 31,       JUNE 30,        DECEMBER 31,
                                                     2002             2002             2001
        Literature and other documentation        $ 13,553         $ 13,563         $  9,263
        Computer hardware                            9,425           10,780            8,398
        Allowance for obsolete inventory            (4,367)          (4,367)          (6,594)
                                                  --------         --------         --------

        Total inventory                           $ 18,611         $ 19,976         $ 11,067
                                                  ========         ========         ========

        SIGNIFICANT CUSTOMERS -- Most of the Company's sales are to distributors in the voice-centric call center solutions market. The Company had sales to major distributors, as follows:


                                   SALES FOR THE THREE-MONTHS ENDED DEC. 31,
                                      2002                         2001
                             ---------------------        ---------------------
                               AMOUNT           %           AMOUNT           %
        Distributor A        $  911,258        68%        $1,304,935        74%
        Distributor B           156,288        12%
                             ----------        --         ----------        --
        Total                $1,067,546        80%        $1,304,935        74%
                             ==========        ==         ==========        ==

                                   SALES FOR THE SIX-MONTHS ENDED DEC. 31,
                                      2002                         2001
                             ---------------------        ---------------------
                               AMOUNT           %           AMOUNT           %
        Distributor A        $2,016,517        69%        $2,398,504        71%
        Distributor B           285,434        10%
                             ----------        --         ----------        --
        Total                $2,301,951        79%        $2,398,504        71%
                             ==========        ==         ==========        ==


        The Company had gross accounts receivable from a major distributor of 76%, 75%, and 72% of total accounts receivable as of December 31, 2002, June 30, 2002, and December 31, 2001, respectively.

        INTERNATIONAL SALES -- The Company's international sales to Canada were approximately 2% and 1% of total sales for the three-months ended December 31, 2002 and 2001, respectively, and approximately 3% and 2% of total sales for the six-months ended December 31, 2002 and 2001, respectively.

        SOFTWARE DEVELOPMENT COSTS -- Costs incurred internally for creation of the computer software product are charged to research and development expense when incurred until technological feasibility has been established for the product. Thereafter, until general release, all software production costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value. The capitalized costs are amortized on a straight-line basis over the estimated economic life of the product.

        Costs capitalized were $102,752 and $199,885 and related amortization was $215,123 and $112,329 for the three-months ended December 31, 2002 and 2001, respectively. Costs capitalized were $255,519 and $425,233 and related amortization was $429,212 and $301,329 for the six-months ended December 31, 2002 and 2001, respectively. The Company periodically evaluates the capitalized cost relative to potential sales and accelerates the write-off when appropriate.

        LICENSING FEE -- The Company has agreements with distributors which require the payment of a license fee on certain software sales made by the distributors. This license fee is for the distribution of the Company's products. License fee expense was $253,746 and $249,501 for the three-months ended December 31, 2002 and 2001, respectively. License fee expense was $555,495 and $523,997 for the six-months ended December 31, 2002 and 2001, respectively.

        FAIR VALUE OF FINANCIAL INSTRUMENTS -- The carrying value of certain of the Company's financial instruments, such as cash, trade accounts receivable and trade accounts payable, approximate their fair values.

        ACCOUNTING PRONOUNCEMENTS -- In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and applies to recognized long-lived assets of an entity to be held and used or to be disposed of. This Statement had no impact on the Company's financial statements.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This Statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement had no impact on the Company's financial statements.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to being recognized at the date an entity commits to an exit plan under EITF No. 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. This Statement had no impact on the Company's financial statements.

        In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation clarifies disclosure requirements and recording related to guarantees and indemnification agreements. This Interpretation is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002, and apply to existing guarantees. This Interpretation resulted in expanded disclosure related to the Company's product warranty liability.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 31, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

        CASH AND CASH EQUIVALENTS -- For purposes of reporting cash flows, the Company considers all money market instruments to be cash equivalents.

        RECLASSIFICATIONS -- Certain fiscal 2002 amounts have been reclassified to conform to fiscal 2003 presentations.

2.      MARKETABLE SECURITIES

        HELD TO MATURITY -- The Company maintains various investments in federal agency notes which are classified as held-to-maturity and are reported at amortized cost in accordance with FASB Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities." All items mature within one year. The cost and market value of the investments are summarized below:

                                                          AMORTIZED                         UNREALIZED
        DESCRIPTION                                         COST             MARKET         GAIN (LOSS)
        December 31, 2002 -- Federal Agency Notes        $1,009,067        $1,009,383        $    316
                                                         ==========        ==========        ========
        June 30, 2002 -- Federal Agency Notes            $2,443,024        $2,424,880        $(18,144)
                                                         ==========        ==========        ========
        December 31, 2001 -- Federal Agency Notes        $3,921,938        $3,921,701        $   (237)
                                                         ==========        ==========        ========

        AVAILABLE FOR SALE -- During the second quarter of 2003, the Company sold its investment in common stock for approximately $108,000. A realized gain of approximately $28,000 has been recorded in other income in the accompanying statement of operations for the three-month period ended December 31, 2002.

3.      OPERATING LEASES

        OPERATING LEASES -- During the second quarter of fiscal 2002, the Company accrued $104,397 for costs associated with terminating its Norwood, Ohio lease and relocating its office facility. This operating lease expired during the fourth quarter of fiscal 2002.

        In fiscal 2001, the Company signed a lease agreement for a new office facility in Blue Ash, Ohio. This operating lease, which began in December 2001 and expires in November 2011, calls for escalating lease payments over the term of the lease. The Company records lease expense on a straight-line basis over the life of the lease.

        In fiscal 2002, the Company signed lease agreements for office equipment and furniture with a bank. These operating leases began in December 2001 and expire in November 2005 and November 2006, respectively. Effective August 2002 and as amended in January 2003, the Company has agreed to maintain a compensating balance equal to amounts owed under these lease agreements throughout the term of the lease agreements. This compensating balance requirement was approximately $1.1 million at December 31, 2002. Compliance with the compensating balance requirement is calculated based on the sum of the Company's marketable securities and 85% of the Company's accounts receivable less than ninety days past due. In the event that the Company's marketable securities and 85% of the Company's accounts receivable less than ninety days past due were to decline below the compensating balance requirement, the lessor is entitled to exercise certain remedies as provided in the lease agreements and amendments. Such remedies include the lessor's right to take possession of cash, marketable securities and trade accounts receivable in the amount of the outstanding lease obligation. In such an event, the Company would seek to renegotiate the terms of the lease agreements and related compensating balance requirement, however, the lessor is under no obligation to modify the agreements.

         The annual minimum rent to be paid under the operating lease agreements is as follows:

          Period ending December 31:
            2003                                                     $ 1,069,389
            2004                                                       1,069,389
            2005                                                       1,055,252
            2006                                                         893,778
            2007                                                         828,055
            2008 and after                                             3,243,235

         Rent expense for the leased office space was $163,400 and $141,744 for the three-month periods ended December 31, 2002 and 2001, respectively. Rent expense for the leased office space was $389,119 and $227,690 for the six-month periods ended December 31, 2002 and 2001, respectively. The lease expense for the equipment and furniture was $83,365 and $12,512 for the three-month periods ended December 31, 2002 and 2001, respectively. The lease expense for the equipment and furniture was $166,730 and $12,512 for the six-month periods ended December 31, 2002 and 2001, respectively.

4.       CAPITAL STOCK AND INCOME PER SHARE

         The following schedule is a summary of the Company's shares of capital stock.

                                                        COMMON                           IN
                                 AUTHORIZED             ISSUED        OUTSTANDING     TREASURY
Balance at December 31, 2002     15,000,000            12,329,227      12,327,227      2,000
                                 ==========            ==========      ==========      =====

Balance at June 30, 2002         15,000,000            12,329,227      12,327,227      2,000
                                 ==========            ==========      ==========      =====

Balance at December 31, 2001     15,000,000            12,327,727      12,325,727      2,000
                                 ==========            ==========      ==========      =====

         Income per common share was based on the weighted average number of common shares outstanding during each period. Accordingly, the sum of the individual quarters may not equal the year to date total.

         The Company's basic and diluted loss per share were determined as follows:

                                        THREE-MONTHS ENDED                                THREE-MONTHS ENDED
                                        DECEMBER 31, 2002                                 DECEMBER 31, 2001
                        -----------------------------------------------  ------------------------------------------------
                            LOSS               SHARES         PER SHARE      LOSS                SHARES         PER SHARE
                         (NUMERATOR)       (DENOMINATOR)        AMOUNT    (NUMERATOR)        (DENOMINATOR)       AMOUNT
BASIC AND DILUTED EPS
Loss available to
  common stockholders    $ (998,259)         12,327,227        $ (0.08)   $ (511,751)          12,325,727       $ (0.04)

                                         SIX-MONTHS ENDED                                  SIX-MONTHS ENDED
                                         DECEMBER 31, 2002                                 DECEMBER 31, 2001
                        -----------------------------------------------  ------------------------------------------------
                            LOSS               SHARES         PER SHARE      LOSS                SHARES         PER SHARE
                         (NUMERATOR)       (DENOMINATOR)        AMOUNT    (NUMERATOR)        (DENOMINATOR)       AMOUNT
BASIC AND DILUTED EPS
Loss available to
  common stockholders   $ (1,922,967)        12,327,227        $ (0.16)  $ (1,073,367)         12,325,727       $ (0.09)

         Stock options representing 1,652,673 shares in 2002 and 1,515,412 shares in 2001 were not included in computing diluted earnings per share because their effects were antidilutive.

5.       STOCK OPTION PLAN

         During 1994, the Board of Directors approved a plan providing for the granting, to employees, options for the purchase of a maximum of 1,500,000 shares of common stock. In 1996, the plan was amended to provide for non-employee eligibility. In 1999, the plan was amended and restated to include in one document all previous amendments and other non-material changes designed to improve the operation of the plan and to reserve an additional 1,000,000 shares for issuance under the plan. Excluding the options granted in February 1994, all options have been granted at an exercise price equal to the fair market value at the date of grant and become exercisable equally over a period ranging from one to four years. The February 1994 options were granted at a price below fair market value at the date of grant and were subsequently adjusted to market. The 1994 options granted became exercisable equally over a two-year period. All options expire at the end of ten years from the date of grant or are subject to the performance provisions of specific grants.

         The Company has adopted the disclosure only provision of SFAS No. 123 and applies APB Opinion No. 25 in accounting for its stock options. Proforma disclosure reflecting the financial impact of compensation cost for stock option grants made in fiscal years 2002 and 2001, determined using the fair value method consistent with SFAS No. 123, were presented in the footnotes to the 2002 annual report.

         During the quarter ended September 30, 2002, 166,450 options were granted under the Plan. No options were granted during the quarter ended December 31, 2002.

6.       INCOME TAXES

         Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

         Deferred taxes consist of the following:

                                                     DECEMBER 31,     JUNE 30,        DECEMBER 31,
                                                       2002             2002             2001
Current deferred tax asset--Deferred revenue
  and other                                         $   469,982      $   418,712      $   388,753
Less valuation allowance                                (53,512)
                                                    -----------      -----------      -----------

Net current deferred tax asset                      $   416,470      $   418,712      $   388,753
                                                    ===========      ===========      ===========

Non-current deferred tax asset--Carryforwards
  and credits                                       $ 2,882,315      $ 2,116,395      $ 1,630,960
Non-current deferred tax liability--Deferred
  software development costs and other                 (716,970)        (784,205)        (772,505)
                                                    -----------      -----------      -----------

           Total non-current deferred tax asset       2,165,345        1,332,190          858,455
  Less valuation allowance                             (833,155)
                                                    -----------      -----------      -----------

Net non-current deferred tax asset                  $ 1,332,190      $ 1,332,190      $   858,455
                                                    ===========      ===========      ===========

         The benefit for income taxes for the three-months and six-months ended December 31, 2002 and 2001 consists of the following:

                                          FOR THE THREE-MONTHS           FOR THE SIX-MONTHS
                                           ENDED DECEMBER 31,            ENDED DECEMBER 31,
                                        -------------------------     -------------------------
                                          2002           2001            2002          2001
Deferred benefit                        $(417,447)     $(239,148)     $ (886,667)    $(562,957)
Increase in the valuation allowance       417,447                        886,667
                                        ---------      ---------      ----------     ---------

Total                                   $      --      $(239,148)     $       --     $(562,957)
                                        =========      =========      ==========     =========

         The primary differences between the statutory rate for federal income tax and the effective income tax rate for the three and six months ended December 31, 2002 is the establishment of a valuation allowance. For the prior year, the difference is the result of the benefits from research and development credits and state tax losses generated during the period. At December 31, 2002, the Company has available net operating loss carryforwards for U.S. Federal tax purposes of approximately $6,663,000 that will expire in 2021. Also at December 31, 2002, for U.S. Federal tax purposes, the Company has research and development credit carryforwards available to offset future income taxes of approximately $522,000 which will expire in 2017.

         The Company's federal income tax return for the year ended June 30, 2000 is currently under audit by the Internal Revenue Service ("IRS"). As of December 31, 2002, no adjustments have been proposed by the IRS. Management believes that adequate provision for income taxes has been made for the open year.

7.       BUSINESS CONDITION

         The Company has experienced net losses of $1.9 million and $1.1 million for the six-month periods ended December 31, 2002 and 2001, respectively. Restrictions under certain of the Company's operating lease financing arrangements require the maintenance of a compensating balance equivalent to $1.1 million in marketable securities and trade accounts receivable. Additionally, current economic conditions have delayed the anticipated contribution to operations of the Company's recently introduced product lines. The Company's continued existence is dependent upon several factors including the ability to generate sufficient cash flow from operations to satisfy existing creditors and sustain normal operations. At this time it is not possible to predict the ultimate resolution of these matters.

         It is reasonably possible, however, that the Company may be required to obtain waivers under its operating lease financing arrangements for future periods and the lender is under no obligations to provide such waivers. It is also possible that the current economic downturn may be sustained beyond initial forecasts. During the months ahead, the Company will be forced to make difficult decisions regarding, among other things, the future direction of the Company. The Company's management and Board have been reviewing the financial and operational alternatives available to the Company.

         The Company's near and long term strategies have focused on aggressively pursuing cost cutting programs which are expected to significantly reduce overall operating expense on an annualized basis. Many of these reductions were implemented in fiscal year 2002, the effect of which is expected in fiscal 2003 and future years. The current cost cutting programs through the six-month period ended December 31, 2002 has resulted in an overall reduction in operating expenses of 7%. These reductions have included an 18% reduction in payroll costs. Furthermore, the Company has recently engaged a financial advisor to explore the possibility of raising additional funding sources.

         Management believes that, despite the financial hurdles and uncertainties going forward, it has under development a business plan that, if successfully executed, can significantly improve operating results. The support of the Company's vendors, customers, and employees will continue to be the key to the Company's future success.

         See independent accountants' report.

                                     ******

                                       14